                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3)(1)


                                 Grey Wolf, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   232909-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 17, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

--------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

--------------------------------------------------------------------------------

---------------------------                           --------------------------
  CUSIP NO.  232909-10-1              13D               PAGE  2  OF  12  PAGES
            -------------                                    ---    ----
---------------------------                           --------------------------


================================================================================
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                   Somerset Drilling Associates, L.L.C.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                   See Item 3 of Initial Statement and Item 3 of this Amendment
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                   Delaware
================================================================================
                                   SOLE VOTING POWER
                             7
                                   None
                          ------------------------------------------------------
       NUMBER OF                   SHARED VOTING POWER
         SHARES              8
      BENEFICIALLY                 None
        OWNED BY          ------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
       REPORTING             9
      PERSON WITH                  None
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   None
================================================================================
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           None
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12      CERTAIN SHARES*                                                 [X]
                   See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           N/A
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           00 (Limited Liability Company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

---------------------------                           --------------------------
  CUSIP NO.  232909-10-1              13D               PAGE  3  OF  12  PAGES
            -------------                                    ---    ----
---------------------------                           --------------------------


================================================================================
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                   Somerset Capital Partners
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                   See Item 3 of Initial Statement and Item 3 of this Amendment
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                   New York
================================================================================
                                   SOLE VOTING POWER
                             7
                                           See Item 5(b)
                          ------------------------------------------------------
       NUMBER OF                   SHARED VOTING POWER
         SHARES              8
      BENEFICIALLY                         See Item 5(b)
        OWNED BY          ------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
       REPORTING             9
      PERSON WITH                          See Item 5(b)
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                           See Item 5(b)
================================================================================
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   9,623,849
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]
   12
                   See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   5.83%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

---------------------------                           --------------------------
  CUSIP NO.  232909-10-1              13D               PAGE  4  OF  12  PAGES
            -------------                                    ---    ----
---------------------------                           --------------------------


================================================================================
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                   Thomas H. O'Neill, Jr.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                   See Item 3 of Initial Statement and Item 3 of this Amendment
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                   United States
================================================================================
                                   SOLE VOTING POWER
                             7
                                           See Item 5(b)
                          ------------------------------------------------------
       NUMBER OF                   SHARED VOTING POWER
         SHARES              8
      BENEFICIALLY                         See Item 5(b)
        OWNED BY          ------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
       REPORTING             9
      PERSON WITH                          See Item 5(b)
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                           See Item 5(b)
================================================================================
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   9,623,849
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]
   12
                   See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   5.83%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

---------------------------                           --------------------------
  CUSIP NO.  232909-10-1              13D               PAGE  5  OF  12  PAGES
            -------------                                    ---    ----
---------------------------                           --------------------------


================================================================================
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                   Steven A. Webster
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                   See Item 3 of Initial Statement and Item 3 of this Amendment
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                   United States
================================================================================
                                   SOLE VOTING POWER
                             7
                                   See Item 5(b)
                          ------------------------------------------------------
       NUMBER OF                   SHARED VOTING POWER
         SHARES              8
      BENEFICIALLY                 See Item 5(b)
        OWNED BY          ------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
       REPORTING             9
      PERSON WITH                  See Item 5(b)
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   See Item 5(b)
================================================================================
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           9,699,849 (inclusive of stock option to acquire 75,000 shares of Common Stock)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]
   12
           See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           5.87%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP NO.  232909-10-1              13D               PAGE  6  OF  12  PAGES
            -------------                                    ---    ----
---------------------------                           --------------------------


================================================================================
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                   William R. Ziegler
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                   See Item 3 of Initial Statement and Item 3 of this Amendment
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                   United States
================================================================================
                                   SOLE VOTING POWER
                             7
                                           See Item 5(b)
                          ------------------------------------------------------
       NUMBER OF                   SHARED VOTING POWER
         SHARES              8
      BENEFICIALLY                         See Item 5(b)
        OWNED BY          ------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
       REPORTING             9
      PERSON WITH                          See Item 5(b)
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                           See Item 5(b)
================================================================================
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           9,703,849 (inclusive of stock options to acquire 75,000 shares of Common Stock)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]
   12
           See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           5.88%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


INTRODUCTION.

                  All of the reporting persons named in Item 2 below (collectively, the "Reporting Persons") were signatories to: (i) an initial statement, on Schedule 13D, that was filed with the Securities and Exchange Commission (the "Commission") on October 10, 1997 (the "Initial Statement");
(ii) an Amendment No. 1 thereto dated January 28, 1998 (the "First Amendment"); and (iii) an Amendment No. 2 thereto dated April 30, 1999 (the "Second Amendment"); the Second Amendment, the First Amendment and the Initial Statement being sometimes hereinafter collectively referred to as the "Prior Statement"). The Reporting Persons jointly filed the Prior Statement as a group not only because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the fact that they acted in concert in connection with the initial acquisition of securities of the issuer, but also because, for the most part, they may be deemed to share beneficial ownership with respect to the same securities of the issuer. In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the Reporting Persons executed a written agreement relating to the joint filing of the Initial Statement (the "Group Filing Agreement"), a copy of which was attached to the Initial Statement as
Exhibit I.

                  The Reporting Persons named in Item 2 below (collectively, the "Group") are filing this Amendment No. 3 to Schedule 13D (the "Third Amendment"; the Third Amendment, together with the Prior Statement being sometimes hereinafter collectively referred to as the "Schedule 13D") to disclose (i) the pro rata distribution by Somerset Drilling Associates, L.L.C. to its members of an aggregate of 19,782,823 shares of Common Stock (as hereinafter defined), being all of the shares of Common Stock owned by Somerset Drilling Associates, L.L.C., inclusive of the distribution to Somerset Capital Partners, the managing member, of an aggregate of 4,162,094 shares of Common Stock, which pro rata distribution was effected on June 17, 1999, and (ii) that effective as of the close of business on June 17, 1999, after giving effect to the pro rata distribution described in Item 5 below, Somerset Drilling Associates L.L.C. ceased to be the beneficial owner of any shares of Common Stock, and therefore ceased to be a reporting person and a member of the Somerset Group.

                  Capitalized terms used in this Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement.


ITEM 1.           SECURITY AND ISSUER.

                  No change.


                               Page 7 of 12 Pages

ITEM 2.           IDENTITY AND BACKGROUND.

                  No change, except that effective as of the close of business on June 17, 1999, after giving effect to the pro rata distribution described in
Item 5 below, Somerset ceased to be the beneficial owner of any shares of Common Stock, and therefore ceased to be a reporting person and a member of the Somerset Group.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change, except that no funds or other consideration were paid by SCP for the 4,162,094 shares of Common Stock that were acquired by it from Somerset as part of the pro rata distribution by Somerset to its members of an aggregate of 19,782,823 shares of Common Stock; similarly, Somerset did not receive any funds or other consideration from any other member of Somerset in connection with such distribution of shares of Common Stock.


ITEM 4.           PURPOSE OF TRANSACTION.

                  No change.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

                  On the date hereof, Somerset does not beneficially own any shares of Common Stock.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by SCP on the date hereof are 9,623,849 shares of Common Stock, or approximately 5.83% of the 165,065,391 shares of Common Stock issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held May 4, 1999 (the "Proxy Statement").

                  The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 9,623,849 shares of Common Stock, or approximately 5.83% of the 165,065,391 shares of Common Stock issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, which number and percentage represent the 9,623,849 shares owned of record by SCP, since O'Neill is a partner of SCP.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 9,699,849 shares of Common Stock, or approximately 5.87% of the 165,140,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Webster, which number and percentage include the 9,623,849 shares owned of record by SCP, since


                               Page 8 of 12 Pages

Webster is a partner of SCP, as well as 1,000 shares owned of record by Webster and the vested stock options to acquire 75,000 shares of Common Stock owned by Webster.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 9,703,849 shares of Common Stock, or approximately 5.88% of the 165,140,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Ziegler, which number and percentage include the 9,623,849 shares owned of record by SCP, since Ziegler is a partner of SCP, as well as 5,000 shares owned of record by Ziegler and the vested stock options to acquire 75,000 shares of Common Stock owned by Ziegler.

                  Notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then each of the foregoing members of the Somerset Group may be deemed to beneficially own an aggregate of 9,779,849 shares of Company Common Stock, or approximately 5.92% of the 165,215,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 150,000 shares of Common Stock held in the aggregate by Webster and by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler and Somerset disclaims beneficial ownership of the shares of Common Stock owned of record by SCP.

                  The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that any member of the Somerset Group may have the right to acquire upon any exercise of the Somerset Group Shadow Warrants, as any such right to acquire shares of Common Stock pursuant to the Somerset Group Shadow Warrants is contingent upon the occurrence of events not within the control of any Reporting Person and which may or may not occur within 60 days of the date hereof.

                  (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                  Somerset does not have the sole power to vote (or direct the vote of) or to dispose of (or direct the disposition of) any shares of Common Stock.


                               Page 9 of 12 Pages

                  SCP may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,623,849 shares of Common Stock owned of record by it. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,623,849 shares of Common Stock owned of record by SCP.

                  Each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,623,849 shares of Common Stock owned beneficially and of record by SCP. In addition, (i) Webster may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 1,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto, and (ii) Ziegler may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 5,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto.

                  In addition, notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then (i) Somerset may be deemed to share with SCP and each of O'Neill, Webster and Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,623,849 shares of Common Stock owned of record by SCP, (ii) each of Somerset, SCP, O'Neill and Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,000 shares of Common Stock owned of record by Ziegler and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler and (iii) each of Somerset, SCP, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000 shares of Common Stock owned of record by Webster and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler and Somerset disclaims beneficial ownership of the shares of Common Stock owned of record by SCP.

                  (c) Except for the June 17, 1999 pro rata distribution by Somerset to its members of an aggregate of 19,782,823 shares of Common Stock, being all of the shares of Common Stock owned by Somerset, inclusive of the distribution to Somerset Capital Partners, the managing member, of an aggregate of 4,162,094 shares of Common Stock, since the filing of the Second Amendment, none of the Reporting Persons has effected any transaction in the Common Stock.


                               Page 10 of 12 Pages

                  (d) No change.

                  (e) As of the close of business on June 17, 1999, after giving effect to the pro rata distribution described in Item 5 above, Somerset ceased to be the beneficial owner of any shares of Common Stock, and therefore ceased to be a reporting person and a member of the Somerset Group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  No change.


                               Page 11 of 12 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                           SOMERSET GROUP:

Dated:   July 13, 1999                     SOMERSET DRILLING ASSOCIATES, L.L.C.
       -----------------------             By: Somerset Capital Partners, its
                                               Managing Member


                                           By: /s/ WILLIAM R. ZIEGLER
                                              -------------------------------
                                               William R. Ziegler, Partner


Dated:   July 13, 1999                     SOMERSET CAPITAL PARTNERS
       -----------------------

                                           By: /s/ WILLIAM R. ZIEGLER
                                              -------------------------------
                                               William R. Ziegler, Partner


Dated:   July 13, 1999                         /s/ THOMAS H. O'NEILL, JR.
       -----------------------                -------------------------------
                                               Thomas H. O'Neill, Jr., Individually


Dated:   July 13, 1999                         /s/ STEVEN A. WEBSTER
       -----------------------                -------------------------------
                                               Steven A. Webster, Individually


Dated:   July 13, 1999                         /s/ WILLIAM R. ZIEGLER
       -----------------------                -------------------------------
                                                William R. Ziegler, Individually


                               Page 12 of 12 Pages